Contact

www.linkedin.com/in/
brianmacmahon2 (LinkedIn)
expertdojo.com/ (Company)
expertdojo.com/ (Company)
www.youtube.com/c/ExpertDOJO
(Blog)

Top Skills

Venture Capital

Start-up Ventures

Artificial Intelligence (AI)

Languages

Spanish

Brian Mac Mahon

Co-Founder and Investor in Matchbook AI & Unicorn Hunter at
Expert DOJO VC and Private Equity.
Santa Monica, California, United States

Summary

I am the founder of Expert DOJO , one of the most active institutional
investors in the world. With over 300 startup investments I am
uniquely positioned to speak to how startups grow from that initial
innovation to a world dominating brand. My expertise is in the area
of emotional resonance and how relationships can be built and
sustained between those startups and their customers..

All my experience in Expert DOJO opened the door to both invest
in and to become co-founder of Matchbook AI. Matchbook is an
innovative SaaS solution that solves data quality problems by
streamlining the process of matching and enriching data. Matchbook
gives our clients the tools to unlock the value of their business
with comprehensive data stewardship functionality and the world's
premier source of commercial intelligence from Dun & Bradstreet
and other data providers.

Experience

Matchbook AI
Chief Strategy and Growth Officer at Matchbook AI
June 2025 - Present (10 months)

Nathan Family Office
Director
January 2014 - Present (12 years 3 months)
Los Angeles Metropolitan Area

The Nathan family office, based in Los Angeles, manages investments in real
estate, venture capital, and other alternative investment classes, reinforcing
the commitment to fostering innovation and growth across diverse sectors.

Mr Nathan boasts over 50 years of experience as a principal in the real estate
industry. As the owner of National Multifamily Investors, LLC, his extensive
background encompasses virtually every facet of real estate, including the

development, rehabilitation, acquisition, and disposition of apartments, office buildings, industrial buildings, condominiums, shopping centers, and medical office buildings. Mr. Nathan holds a Bachelor of Science degree in business administration from Duquesne University in Pennsylvania and is headquartered in Los Angeles, California. With a distinguished career and a forward-thinking approach, Mr Nathan continues to be a pivotal figure in both the real estate and venture capital landscapes.

Data Cities
Co-Founder
January 2025 - Present (1 year 3 months)
Silicon Valley

We recognize the immense importance of AI infrastructure as the only solution to the unrelenting growth in AI compute demand. At Data Cities we are spending 200 million USD to build 10 acres of the highest standard AI compute centers on the planet to facilitate access for the millions of American companies who want to get access to the AI revolution. We are building this in our own town just outside San Francisco with the greatest talent in the Valley. Get ready. We are moving fast.......

Expert DOJO
Head Honcho
January 2014 - Present (12 years 3 months)
Santa Monica, California

Expert DOJO is the fastest growing accelerator in Southern California based in Santa Monica. We help early-stage startups through investment, foundation, showcasing, influence and community.
Since 2014, we have worked with over 500 startups to accelerate their growth and success. Entrepreneurs love Expert DOJO and the power of our startup community. All entrepreneurs in our programs have agreed to support the whole community as we get stronger together.

WHAT WE DO

Pre-Accelerator: Learn the art of growing a business.
*Complete courses focused on milestones, branding, and finding investments.
*Attend curated investor dinners
*Join a comprehensive community of entrepreneurs
*Learn from industry leading mentors and personal business coaches

*Gain access to an extensive events calendar to meet and learn from the community

Accelerator: Start growing together.
*Have access to everything listed under pre-accelerator
*Expert DOJO takes a personal interest in your company, investing $50,000
*Attend weekly coaching meetings
*Gain access to all events and the extended community

International Accelerator: We work with foreign entrepreneurs, too.
Our international accelerator is a 6-month program where we partner with local governments and corporations to improve startup's global success. It begins with a local Corporate Venture Partner investing 1 million USD into the development of 20 startups during the year with 100% of the funds being invested in the startups themselves. Local government will support with any tools available.

Brand new clean energy city being built in Japan
Advisor of the Fuji Five Lakes Green Metropolis Forum
January 2025 - Present (1 year 3 months)
Japan

Pay it Forward Labs
CEO
January 2011 - March 2014 (3 years 3 months)
Santa Monica, California

Pay it Forward Labs was the origin of Expert DOJO. We started a mentorship group for entrepreneurs everywhere to help predict business pitfalls before they happened and help each other avoid them. The success of Pay it Forward Labs compelled us to create Expert DOJO and keep the pay it forward concept central to our mission.

Your Office Agent
Owner
August 2009 - January 2013 (3 years 6 months)
Los Angeles

Your Office Agent is an innovative Workplace Marketplace helping small, medium and large sized businesses find their ideal workspace. We provide our customers with a total workspace solution whether for home workers, mobile workers or full time office workers. Our solutions range from helping 1 person looking for a start up low cost image to the CEO of thousands of company employees who want to benefit from the efficiencies of new working methods such as hot-desking, desk-sharing, co-working, home-working, part-time office working and fixed leases. To help our customer adapt to an ever changing economy and workforce, we provide workspace options from a day to 5 years. As your one stop marketplace, we are dedicated to helping you find the best solution both locally and in any of the thousands of locations we have listed anywhere in the world.

The nice thing about our service is that, for a basic property search, there is no cost to the client, however after our relationship starts our real value is reducing costs, saving time and avoiding mistakes. As a local and global advisor, I am there for you whenever you need me. That, as well as our depth of workspace knowledge and our one view property and data approach, makes us truly unique in an industry where there are too many options and too little direction for the end user. Contact me now and let me find the ideal office for you!

Regus
Consultant
January 1999 - August 2009 (10 years 8 months)
Global

I worked in over 35 countries over my 12 years with Regus covering every growth need they had from setting up new markets to training VP level management in established markets. I had the privilege of working with the CEO and the VP of sales and be a part of this workspace titan grow from a small startup to a global 5 Billion Dollar giant.

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